Includes 120,000 shares issued pursuant to the terms of Holder’s Employment Agreement with the Issuer and are further subject to the terms of that certain January 1, 2006 Restricted Stock Award Agreement (the “Agreement”) by and between the Holder and the Issuer. The Agreement provides that the Holder will forfeit his rights to all 120,000 shares unless certain conditions precedent are met prior to January 1, 2007, including the condition that the Issuer’s Pre-Tax Income (as defined in the Agreement) for 2006 exceeds $2,000,000, whereupon the forfeited shares will become authorized but unissued shares of the Issuer’s common stock. The Agreement prohibits the Holder from selling, assigning, transferring, pledging or otherwise encumbering (a) 60,000 of the 120,000 shares prior to January 1, 2007 and (b) the remaining 60,000 shares prior to January 1, 2008; provided, however, that if the Issuer’s Pre-Tax Income for 2006 exceeds $2,000,000 and the Issuer’s Adjusted EPS Growth (as defined in the Agreement) for 2006 increases by certain percentages as set forth in the Agreement, the vesting of some or all of the 60,000 shares that would otherwise vest on January 1, 2008 will be accelerated to the date the Adjusted EPS Growth is determined.